gconklin@gibsondunn.com
June 28, 2007

(415) 393-8263	92694-00009

(415) 374-8418
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Attention:	Kaitlin Tillan Assistant Chief Accountant

Re:	Thoratec Corporation Form 10-Q for the quarter ended March 31, 2007 Filed May 10, 2007 Form 8-K dated May 3, 2007 File No. 0-49798
Dear Ms. Tillan:
     On behalf of Thoratec Corporation, a California corporation (“Thoratec”), by this letter we respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated June 14, 2007 (the “Comment Letter”) relating to (i) Thoratec’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “March 2007 10-Q”) and (ii) Thoratec’s Current Report on Form 8-K filed with the SEC on May 3, 2007. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of Thoratec is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter appearing in bold type.
     This letter is being filed with the SEC on EDGAR supplementally as correspondence and we are also forwarding, by courier, a complete copy of this letter in paper format.

U.S. Securities and Exchange Commission
Attention: Kaitlin Tillan
June 28, 2007

Form 10-Q for the quarter ended March 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
1.	In future filings, please expand the discussion to include your cash provided from investing activities during the interim period.
     Thoratec hereby supplementally advises the Staff that Thoratec will comply with the Staff’s request in future filings. Thoratec additionally respectfully advises the Staff that Thoratec believes it did include in the March 2007 10-Q a discussion, in the third paragraph of the Liquidity and Capital Resources section, of cash provided from investing activities during the interim period.
Form 8-K dated May 3, 2007
2.	Please refer to prior comment 5. Your response only refers us to your May 3, 2007 Form 8-K without further explanation. As such, we have re-issued our prior comment since we note that you continue to present your non-GAAP measures and reconciliation in the form of condensed non-GAAP statement of operations. This format may be confusing to investors as it also presents several non-GAAP measures, including non-GAAP selling, general and administrative expenses, non-GAAP research and development expenses and non-GAAP interest income and other, which have not been identified or described to investors. In fact, it appears that management does not use any of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe each measure provides useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statements of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, such

U.S. Securities and Exchange Commission
Attention: Kaitlin Tillan
June 28, 2007

as non-GAAP gross margins and non-GAAP net income, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a ’33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
     Thoratec hereby supplementally advises the Staff that Thoratec will comply with the Staff’s request in future filings.
3.	Please refer to prior comment 3. As previously noted, under Instruction 2 to Item 2.02 of Form 8-K you must comply with Item 10(e)(1)(i) of Regulation S-K. As a result, you should include a statement disclosing the reasons why management believes that the presentation of each non-GAAP financial measure presented provides useful information to investors regarding your financial condition and results of operations. Also, to the extent material, you should include a statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measure. The current disclosure is very broad and not specific. For example, you refer to excluding items that are fixed costs, but it does not appear that all fixed costs of the company are actually excluded from the non-GAAP measure. You also refer to excluding amounts that are non-recurring or infrequent, however, we note that stock-based compensation is neither fixed, infrequent nor non-recurring. You refer to excluding certain litigation without explaining the nature of the litigation excluded and why some litigation is included. You refer to excluding some non-cash items, but you continue to include others like depreciation expense. Your explanations should allow a reader to easily determine by looking at your financial statements what amounts would be excluded or included in your non-GAAP financial measure. Please revise future filings to comply.
     Thoratec hereby supplementally advises the Staff that Thoratec will comply with the Staff’s request in future filings.
4.	Under Regulation G and Item 10(e)(1)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with certain information. This applies to every amount that you present as a non-GAAP measure including percentages for gross

U.S. Securities and Exchange Commission
Attention: Kaitlin Tillan
June 28, 2007

margin and income tax rates. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. Please revise future filings to comply.
     Thoratec hereby supplementally advises the Staff that Thoratec will comply with the Staff’s request in future filings.
5.	In addition, the staffs response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in June of 2003 notes that the inclusion of a non-GAAP financial measure may be misleading absent the following disclosures:
•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
     Thoratec hereby supplementally advises the Staff that Thoratec acknowledges the guidance provided in Frequently Asked Question 8 and will make the disclosures in its filings in accordance with such guidance.
* * * *

U.S. Securities and Exchange Commission
Attention: Kaitlin Tillan
June 28, 2007

     As always, Thoratec remains available to discuss further its responses to the Comment Letter.
     Please do not hesitate to contact me with any questions, at (415) 393-8263.

Sincerely,
/s/ Gregory J. Conklin
Gregory J. Conklin

cc:	David Smith, Executive Vice President and Chief Financial Officer, Thoratec Corporation David Lehman, Senior Vice President and General Counsel, Thoratec Corporation